FILED BY CENTENE CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.
COMMISSION FILE NO. 001-32209

Below are excerpts from Centene Corporation’s earnings call held on October 22, 2019 that relate to Centene’s proposed acquisition of WellCare Health Plans, Inc.  There may be immaterial typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

Presentation

Michael Neidorff, Chairman, President and Chief Executive Officer

Thank you, Ed. Good morning, everyone, and thank you for joining Centene’s Third Quarter 2019 Earnings Call. During the course of this morning’s call, we will discuss our third quarter results and provide an update on Centene’s markets and products. We’ll also provide commentary around the health care legislative and regulatory environment as well as an update on the acquisition of WellCare.

. . . .

I will now provide an update on the acquisition of WellCare. The approval process continues to go well and is ahead of schedule. Conditional approvals have been obtained in all but 2 states, Illinois and New Jersey. WellCare and Centene continue to work expeditiously and cooperatively with the Department of Justice. The divestiture process reached an important milestone in September when WellCare signed a definitive agreement to sell its Missouri and Nebraska Medicaid health plans to Anthem.

The comprehensive integration planning process is well underway. Both companies are fully engaged and are doing extensive work to ensure a smooth and seamless combination. We remain comfortable with our previously communicated synergy and accretion targets.

We continue to believe we will receive all necessary approvals to close the transaction by the first half of 2020. Given the progress of activities to date, there may be an opportunity to close earlier in 2020.

. . . . .

The WellCare acquisition will enhance our ability to provide recipients with access to affordable high-quality services and products as well as deliver fair compensation for providers and create savings for states.

. . . .

Jeffrey Schwaneke, Executive Vice President, Chief Financial Officer and Treasurer

. . . .

Interest expense was $99 million for the third quarter 2019 compared to $97 million last year and $101 million last quarter. In October, we completed the refinancing of our 2021 senior debt securities to a floating rate Term Loan A that has a 3-year maturity. This lowers our interest cost, creates demand for our WellCare transaction financing and aligns our short-term interest rate risk with our investments. One-time refinancing costs associated with the transaction, including the call premium, were $30 million and were incurred in the fourth quarter. These are excluded from our adjusted earnings per share guidance, which I will discuss in a few minutes.

. . . .

Before I get into our updated guidance, let me make a few comments on the WellCare acquisition. We are pleased with the progress in the regulatory approval and have made significant progress on the integration planning. Based on the work performed to date, we continue to be comfortable with the synergy and accretion targets that we have previously communicated.

As we continue through the integration planning and get closer to the closing date, we will provide a complete update on the acquisition.

Additionally, as disclosed yesterday, our Board of Directors approved a $500 million increase to the company’s stock repurchase program. This, together with the new Term Loan A, provides flexibility to the company to either repay debt or repurchase equity with the net proceeds related to the WellCare transaction divestitures.

. . . .

Overall, we were pleased with the performance during the quarter and the continued progress on the regulatory approval and integration planning associated with the WellCare transaction. We are entering the fourth quarter with positive momentum.

Looking ahead at next year, we remain focused on executing against our growth and diversification strategy, delivering both top and bottom line growth, and on successfully completing the integration of WellCare.

. . . .

Questions and Answers

Joshua Richard Raskin, Nephron Research LLC

In terms of my question, I guess the first one would be the catalyst for the buyback. This seems to be a relatively new idea for Centene. You guys have been reticent in the past just being sort of so grossy. What was the catalyst? What was the decision now to decide, okay, we could -- especially in light of some of the commentary that WellCare may be coming -- the closing may be coming sooner than expected?

Jeffrey Schwaneke

Well, I think there’s a couple of factors. One, with the WellCare deal, we treat that as a separate issue from the ongoing operations and buyback of the stock, which, as you correctly pointed out, we have lots of applications for our cash and capital. So that’s -- we’re treating it very separately because that’s part of this deal what we receive on this really. And the buyback stock, again, to some minimal degree, help on the accretion, things of that nature, and treat the case as just isolated and very separate from the ongoing day-to-day business. It just seemed the appropriate opportunity. And we may use some of it to reduce debt, so I might also add that using the buyback of stock at the levels that most of us are trading at now also seems to make a lot of good financials, as I think it was you or somebody said, I was going to apply it, but we will. So it just makes sense, Josh.

. . . .

Scott J. Fidel, Stephens Inc., Research Division

And first question is just on the 2020 sort of initial insights. Let me just clarify, would that include the impact of the new buyback program that you just announced this morning? Or should we consider that being more sort of related to some of the WellCare deal dynamics, which are not included in the guidance?

Jeffrey Schwaneke

That’s true. That would be related to the WellCare deal dynamics, which are not in the guidance.

Scott J. Fidel

Okay. Then just, also, I saw that you are reiterating your synergy views on WellCare. Also, I just wanted to clarify, would that be inclusive of the lower STARs that WellCare will now see in 2021, and you feel that you can offset that in terms of the synergies you use? And then maybe just more generally, if you can talk about sort of your assessment on the STARs results for Centene and for WellCare, if you can, and in terms of maybe some of the mitigation actions that you think that you can take and how that sort of influences your views on 2021 and the growth prospects of the combined company.

. . . .

Brandy Lynn Burkhalter, Executive VP of Operations

So to start off with the -- from a STAR sort of perspective, our current STARs, we made significant progress in our quality programs this year. We’ve had 2 plans achieve a 4.5-star rating. And one of our largest plans is a 4-star rating. Although we made progress, one state has impacted our overall parent rating, which we’ll finalize in November. We estimate a miss by less than 0.02 points when it comes to this, but with all that said, we remain committed to our quality initiatives and believe that we can make up any differences we might see from a premium sort of perspective over time. So I look forward to seeing the results in the future. And, Kevin, anything that you want to add related to...

Kevin J. Counihan, Senior Vice President of Products

Well, just that I think we did -- as Brandy said, we actually did expect four. We were less than 2 basis points away from getting it. We know what we need to do to fix it, and we’ll be on track to correct it.

Scott J. Fidel

Got it. And, Jeff, just to clarify on just the reiteration of the synergy view that, that would be inclusive or is that exclusive of WellCare STARs impact for 2021?

Jeffrey Schwaneke

Yes. I mean, I’m not specifically going to comment on WellCare STARs at this point, but I would say the synergy comments would still hold given what I know about that.

. . . .

Sarah Elizabeth James, Piper Jaffray Companies, Research Division

So when you guys announced the deal, you talked about assuming a certain amount of divestitures that went into that $700 million of synergies. And the divestiture pattern certainly came out better than our expectations. I’m just wondering how it compared to yours. The fact that there aren’t divestitures in Georgia and Florida, was that initially contemplated in your synergy guidance?

Michael Neidorff

Well, I think let me see -- they’re growing, right? I’m careful not to get into a lot of details, Sarah, on that. But I think some of you made some assumptions that we may not have. But let’s say that the divestitures at this point have been consistent with the expectations, seem reasonable and appropriate, and they’re still maybe in a couple of states some issues we’re working through it. Just as in others, we’re staying flexible on it, you have to, but it’s -- I can’t say a whole -- I don’t think we can say a whole lot more because I’m not going to negotiate that type of thing in the press, so to speak. I hope you understand what I’m trying to say.

. . . .

Kevin Mark Fischbeck, BofA Merrill Lynch, Research Division

Okay. And, then just going back to the divestitures and using perhaps some of those proceeds for share repurchase, you guys mentioned that you already kind of assumed some divestitures in your guidance, I assumed you would have assumed you would’ve gotten proceeds from those divestitures. I’m trying to understand whether this signals that maybe you’re willing to have a little bit higher pro forma leverage after the transaction if you’re going to use these investor proceeds for share repo or how we should be thinking about that?

Jeffrey Schwaneke

Yes. I think the way to think about it now is we’ve positioned ourselves to have optionality, right? So obviously, when the transaction closes and if there are divestitures, which there’s already two that we’ve announced, then we would look at all of the factors including economics at the time of that and just make a decision. But the key here is I think we’ve now, between the Term Loan A that we can prepay without penalty and the share repurchase that we just increased today, we’ve put the company in a position to have optionality on what to do with the proceeds.

Kevin Mark Fischbeck

And in those proceeds, you’re going to have to wait for those proceeds to come in before you would be able to exercise it? Because to your point earlier, I mean, the valuation today is pretty compelling. My guess is when the deal closes, the market will start to change the valuation for the better. So is there any thought about using it . . . .

Michael Neidorff

I hope you’re right.

Jeffrey Schwaneke

Obviously, yes. Typically, the way this works is that the divestitures happen simultaneously with the transaction closing. Again, we’ll just have to look at the economic factors and everything at that time, and we’ll make a decision.

. . . .

Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources.

These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on Centene; (ii) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (iii) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (iv) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (v) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (vi) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (vii) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (viii) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (ix) unexpected costs, charges or expenses resulting from the WellCare Transaction; (x) the inability to retain key personnel; (xi) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xii) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxix) inflation; and (xxx) foreign currency fluctuations.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 filed by Centene with the Securities and Exchange Commission on May 23, 2019 (the “Registration Statement”), and Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, on May 23, 2019, Centene filed with the SEC the Registration Statement, which included a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). The SEC declared the Registration Statement effective on May 23, 2019, and the Joint Proxy Statement was first mailed to stockholders of Centene and WellCare on or about May 24, 2019. Each of Centene and WellCare may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare are able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.